Filed Pursuant to Rule 424(b)(3)
Registration No. 333-168129

CNL PROPERTIES TRUST, INC.

STICKER SUPPLEMENT DATED OCTOBER 11, 2011

TO PROSPECTUS DATED JUNE 27, 2011

This sticker supplement is part of, and should be read in conjunction with, our prospectus dated June 27, 2011 and our sticker supplement dated August 18, 2011. Capitalized terms have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Properties Trust” include CNL Properties Trust, Inc. and its subsidiaries.

RECENT EVENTS

We have accepted subscription funds exceeding $2.0 million and reached our Minimum Offering Amount. On October 5, 2011, we released the funds from escrow, issued shares to our initial investors and admitted the investors as stockholders. New investors will now be admitted as stockholders daily. We have commenced operations, and pursuant to our distribution policy, our board of directors expects to declare a monthly cash distribution of $0.03333 and a monthly stock distribution of 0.002500 shares on each outstanding share of common stock on November 1, 2011 and on the first day of each month thereafter. The cash and stock distributions equate to an annualized distribution rate of 4 percent and 3 percent, respectively, for a total annualized distribution of 7 percent based on the $10 offering price. Distributions will be paid quarterly.

On September 14, 2011, we amended our articles of incorporation (the “Articles of Amendment”) to opt out of certain provisions of the Maryland General Corporation Law that address actions that may be taken by a Maryland corporation in connection with the anticipated defense of an unsolicited takeover offer and to modify the manner in which the Performance Fee potentially due to CNL Properties Corp., our advisor, is calculated following our termination of the advisor without cause under the Advisory Agreement. In order to give effect to the new method for calculating the Performance Fee, on October 5, 2011 we amended our Advisory Agreement with CNL Properties Corp. by entering into a First Amendment to Advisory Agreement.

MANAGEMENT COMPENSATION

The table in “Summary — Compensation of Our Advisor and Affiliates” on page 12 and the corresponding table in “Management Compensation” on page 61 of the prospectus are amended at the sections entitled “Performance Fee payable to our advisor” to modify the manner in which the Performance Fee payable to our advisor following a Termination Event is calculated. As modified, the Performance Fee shall be based on the number of days elapsed during the advisor’s period of service instead of the Gross Proceeds raised during the advisor’s period of service.

See “The Advisor and the Advisory Agreement — Compensation to our Advisor and its Affiliates” below.

CONFLICTS OF INTEREST

Investment Allocation Procedures

The conflict resolution procedure for an investment opportunity will be considered “offered” to us when it is presented to our board of directors.

The third sentence of the last paragraph on page 66 of the prospectus in the section captioned “Conflicts of Interest — Investment Allocation Procedures” is replaced with the following sentence:

(The board of directors and our advisor have agreed that for purposes of this conflict resolution procedure, an investment opportunity will be considered “offered” to us when an opportunity is presented to our board of directors for its consideration.)

INVESTMENT OBJECTIVES AND POLICIES

Certain Limitations

Any Options issuable to us or our affiliates will be on the same terms as such Options are sold to the general public.

The second sentence of the last paragraph of on page 70 of the prospectus in the section entitled “Investment Objectives and Policies – Certain Limitations” is replaced with the following sentence:

Notwithstanding the foregoing, Options issuable to our sponsor, advisor, directors or any affiliate thereof shall be on the same terms as such Options are sold to the general public and will not exceed 10% of the outstanding shares on the date of grant.

THE ADVISOR AND THE ADVISORY AGREEMENT

Our Advisor

Compensation to our Advisor and its Affiliates

The method for allocating the Performance Fee to advisors is based on the amount of time an advisor has served in that role.

The third sentence of the second full paragraph on page 115 of the prospectus in the section entitled “The Advisor and the Advisory Agreement — Compensation to our Advisor and its Affiliates” is replaced with the following sentence:

In the event of a Liquidity Event, the Performance Fee will be calculated and paid in the same manner as the Subordinated Incentive Fee, and in the case of a sale of assets, the Performance Fee will be calculated and paid in the same manner as the Subordinated Share of Net Sales Proceeds; provided, however, that the amount of the Performance Fee paid to our advisor will be equal to the amount as calculated above multiplied by the quotient of (i) the number of days elapsed from the initial effective date of our Advisory Agreement to the effective date of the termination event, divided by (ii) the number of days elapsed from the initial effective date of the Advisory Agreement through the date of the Liquidity Event or the sale, as applicable.

Property Manager

Property Management Agreement

“Willful misconduct” has been replaced by “misconduct” as an indemnification standard that applies to our property manager in the Property Management Agreement.

The first sentence of the last paragraph on page 119 of the prospectus in the section entitled “The Advisor and the Advisory Agreement — Property Manager — Property Management Agreement” is replaced with the following sentence:

We, and our subsidiary property owners for properties they own, are required to indemnify our property manager for losses incurred by it in connection with, or in any way related to, each managed property and from liability or damage to each property and injury to or death of any person or damage to property, except to the extent of losses arising out of the misconduct, negligence and/or unlawful acts (such unlawfulness having been adjudicated by a court of property jurisdiction) of, or breach of this agreement by, the property manager or its employees or agents, except to the extent a property manager indemnified party recovers insurance proceeds for such matter.

APPENDIX C

The form of subscription agreement in Appendix C has been modified with instructions to direct subscription funds to our transfer agent. In addition, all references to “Prospectus” in the agreement have been changed to “Final Prospectus.”

2